July 25, 2012   (0001144204-12-040901)

Larry Green
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC, 20549-4720

Dear Mr. Green,

The purpose of this letter is to respond to the various comments of the staff of the Securities and Exchange
Commission (the "Commission") in connection with the review by the Staff of certain Form SC TO-I/A filings made
by Gottex Multi-Asset Endowment Master Fund, Gottex Multi-Asset Endowment Fund – I and Gottex Multi-Asset
Endowment Fund – II (the "Funds") as such comments were relayed by you to the undersigned during our telephone
conversation on July 18, 2012.

COMMENT #1 – Add additional language to the Form SC O - I/A filings detailing the method surrounding the
administration of the tender offer payment to the shareholder.

**RESPONSE – Going forward the Funds will add additional the language surrounding the administration of
the tender offer payment to the shareholder.**

Please contact the undersigned at (414) 299-2142 if you have any questions regarding the responses.

The Funds acknowledge that:

- the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments, or changes to disclosure in response to staff comments, in the filings reviewed by the staff do
  not foreclose the Commission from taking any action with respect to any filing; and

- the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any
  person under the federal securities laws of the United States.

Sincerely,

/s/ Benjamin D. Schmidt

Benjamin D. Schmidt
Administrator